UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

RightNow Technologies, Inc.

(Name of Issuer)

Common Stock, $0.001 Par Value Per Share

(Title of Class of Securities)

76657R106

(CUSIP Number)

Greg R. Gianforte
RightNow Technologies, Inc.
40 Enterprise Boulevard
Bozeman, MT 59718
(406) 522-4200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 3, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 76657R106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Greg R. Gianforte

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 177,887 shares of Common Stock

	8.	Shared Voting Power 11,019,065 shares of Common Stock. See Items 4 and 5.

	9.	Sole Dispositive Power 177,887 shares of Common Stock

	10.	Shared Dispositive Power 11,019,065 shares of Common Stock. See Items 4 and 5.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,196,952 shares of Common Stock. See Items 4 and 5.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 35.6%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Susan Gianforte

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares of Common Stock

	8.	Shared Voting Power 11,019,065 shares of Common Stock. See Items 4 and 5.

	9.	Sole Dispositive Power 0 shares of Common Stock

	10.	Shared Dispositive Power 11,019,065 shares of Common Stock. See Items 4 and 5.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,019,065 shares of Common Stock. See Items 4 and 5.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 35.0%

14.	Type of Reporting Person (See Instructions) IN

Explanatory Note

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Schedule 13D originally filed on February 14, 2005 and amended and restated by Amendment No. 1 filed on May 27, 2005 (as restated, the “Schedule 13D”) by Greg R. Gianforte and his spouse Susan Gianforte (“Mr. and Mrs. Gianforte”).  Mr. and Mrs. Gianforte are filing this Amendment No. 2 as a single joint filing statement on Schedule 13D to update the information regarding their beneficial ownership of shares of common stock, $0.001 par value per share (the “Common Stock”), of RightNow Technologies, Inc., a Delaware corporation (the “Company”), as a result of certain sales that have occurred under their Rule 10b5-1 plan, certain gifts by Mr. and Mrs. Gianforte and an automatic annual annuity distribution to Mr. Gianforte in satisfaction of the obligation of Mr. Gianforte’s grantor retained annuity trust.  Mr. Gianforte is filing this Amendment No. 2 individually and as co-trustee of the Greg Gianforte Revocable Inter Vivos Trust dated September 19, 2000 and the Susan Gianforte Revocable Inter Vivos Trust Dated September 19, 2000.  Mrs. Gianforte is joining Mr. Gianforte in filing this Amendment No. 2 because, as co-trustee with Mr. Gianforte of the above-described inter vivos trusts, Mrs. Gianforte may be deemed to share voting and dispositive powers over the Common Stock registered in the names of those trusts.  Except as otherwise indicated, capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Schedule 13D.

Items 3, 4, 5 and 7 of the Schedule 13D are amended and supplemented as set forth below:

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is amended and supplemented by adding the following after the last paragraph thereof:

On various dates between June 1, 2005 and July 6, 2005, an aggregate of 250,000 shares of Common Stock held by the Single Trust were sold at various market prices pursuant to the Rule 10b5-1 plan described under Item 4 of the Schedule 13D.  On July 13, 2005, Mr. and Mrs. Gianforte gifted an aggregate of 10,000 shares of Common Stock held by the Dual Trusts to a charitable organization for no consideration.  On July 15, 2005, an automatic annual annuity distribution of 177,887 shares of Common Stock was made to Mr. Gianforte by his grantor retained annuity trust, the Irrevocable Trust, in satisfaction of the trust’s obligations.  On August 1, 2005, an aggregate of 100,000 shares of Common Stock held by the Single Trust were sold at various market prices pursuant to the Rule 10b5-1 plan described under Item 4 of the Schedule 13D.  On August 3, 2005, Mr. and Mrs. Gianforte gifted an aggregate of 10,000 shares of Common Stock held by the Dual Trusts to a charitable organization for no consideration.  On various dates between September 1, 2005 and September 6, 2005, an aggregate of 100,000 shares of Common Stock held by the Single Trust were sold at various market prices pursuant to the Rule 10b5-1 plan described under Item 4 of the Schedule 13D.  On September 7, 2005, Mr. and Mrs. Gianforte gifted an aggregate of 10,000 shares of Common Stock held by the Dual Trusts to a charitable organization for no consideration.  On October 3, 2005 and October 4, 2005, an aggregate of 100,000 shares of Common Stock held by the Single Trust were sold at various market prices pursuant to the Rule 10b5-1 plan described under Item 4 of the Schedule 13D.  On October 5, 2005, Mr. and Mrs. Gianforte gifted an aggregate of 10,000 shares of Common Stock held by the Dual Trusts to a charitable organization for no consideration.

Except as indicated above, the information set forth in Item 3 of the Schedule 13D remains unchanged.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is amended and supplemented by adding the following after the third paragraph thereof:

The transactions described in Item 3 hereof relating to the sales of Common Stock by the Single Trust were done pursuant to the Rule 10b5-1 plan that Mr. Gianforte established as part of his individual long-term strategy for asset diversification and liquidity.  The transactions described in Item 3 hereof relating to the gifts of Common Stock by the Dual Trusts to charitable organizations were done for charitable purposes.  The transaction described in Item 3 hereof relating to the distribution of Common Stock to Mr. Gianforte by the Irrevocable Trust was an automatic annual annuity distribution in satisfaction of the grantor retained annuity trust’s obligations.

Except as indicated above, the information set forth in Item 4 of the Schedule 13D remains unchanged.

Item 5.	Interest in Securities of the Issuer

Part (a) of Item 5 of the Schedule 13D is amended and restated in its entirety to read as follows:

(a)           As of the date hereof, Mr. Gianforte beneficially owns, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, an aggregate of 11,196,952 shares of Common Stock, constituting approximately 35.6% of the total number of shares of the Company’s Common Stock outstanding, and Mrs. Gianforte beneficially owns, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, an aggregate of 11,019,065 shares of Common Stock, constituting approximately 35.0% of the total number of shares of the Company’s Common Stock outstanding.  The approximate percentage of shares of Common Stock beneficially owned by Mr. and Mrs. Gianforte is based upon 31,453,074 shares of the Company’s Common Stock which is the total number of shares of the Company’s Common Stock outstanding as of the date hereof.

The amount disclosed as beneficially owned by Mr. and Mrs. Gianforte does not include an aggregate of 822,113 shares of Common Stock held by the Irrevocable Trust, Mr. Gianforte’s grantor retained annuity trust.  Mr. Gianforte may, under certain circumstances as described in the Schedule 13D, be deemed to beneficially own the shares of Common Stock held by the Irrevocable Trust.  Mrs. Gianforte does not beneficially own the shares held by the Irrevocable Trust.

The first sentence of Part (b) of Item 5 of the Schedule 13D is amended and restated to read as follows:

(b)           As co-trustees of the Dual Trusts and the Single Trust, Mr. and Mrs. Gianforte share the power to vote or to direct the vote, and share the power to dispose of or to direct the disposition of, 11,019,065 shares of Common Stock.  Mr. Gianforte has sole voting and dispositive power over 177,887 shares of Common Stock owned directly by him.

Except as indicated above, the information set forth in Item 5 of the Schedule 13D remains unchanged.

Item 7.	Material to Be Filed as Exhibits

1.             Joint Filing Agreement dated October 12, 2005 between Mr. and Mrs. Gianforte, filed herewith as Exhibit 99.1.

Except as indicated above, the remaining information set forth in the Schedule 13D remains unchanged.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 12, 2005
Date

/s/ Greg R. Gianforte
Signature

Greg R. Gianforte, Chairman, Chief Executive Officer and President of RightNow Technologies, Inc.
Name/Title

October 12, 2005
Date

/s/ Susan Gianforte
Signature

Susan Gianforte
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:  Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)